UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-40460

KANZHUN LIMITED

21/F, GrandyVic Building,

Taiyanggong Middle Road

Chaoyang District, Beijing 100020

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Exhibit Index

Exhibit No.	Description
99.1	Announcement—Interim Results Announcement for the Six Months ended June 30, 2025
99.2	Press Release—KANZHUN LIMITED Announces Adoption of Annual Dividend Policy and Declaration of Cash Dividend
99.3	Press Release — KANZHUN LIMITED Announces Upsizing and Extension of Share Repurchase Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KANZHUN LIMITED

By	:	/s/ Yu Zhang
Name	:	Yu Zhang
Title	:	Director and Chief Financial Officer

Date: August 20, 2025